SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.,

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

An Extraordinary General Meeting of Shareholders of Vascular Biogenics Ltd. (the “Company”), will be held on May 27, 2015 at 5:00 p.m. (Israel time), at the principal executive offices of the Company at 6 Yoni Netanyahu St., Or Yehuda, Israel. In connection with the aforementioned Extraordinary General Meeting of Shareholders, the Company hereby furnishes the following documents:

1.	Notice of Extraordinary General Meeting of Shareholders of Vascular Biogenics Ltd. describing the proposals to be voted upon at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: April 21, 2015	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit

99.1	Notice of Extraordinary General Meeting of Shareholders of Vascular Biogenics Ltd.

Exhibit 99.1

VASCULAR BIOGENICS LTD.

6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 27, 2015

Dear Vascular Biogenics Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of shareholders of Vascular Biogenics Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on May 27, 2015, at our offices at 6 Yoni Netanyahu St. Or Yehuda, Israel.

The Meeting is being called for the following purpose:

To approve a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

The Board of Directors of the Company (the “Board”) recommends that you vote in favor of the above proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on Wednesday, April 29, 2015 are entitled to notice of and to vote at the meeting.

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Copies of the proxy card and the notice of the Meeting that is being solicited by our Board are available at the “Investor Relations” portion of our Company’s website, www.vblrx.com. The contents of that website are not a part of this Proxy Statement.

Please sign, date and send the proxy card to our attention at our principal executive offices at 6 Yoni Netanyahu St. Or Yehuda, Israel 6037604, Tel. +972-3-6346450; by Fax. +972-3-6346449, or by e-mail to our Company Secretary: ayelet@vblrx.com. The proxy must be received at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposal described above. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and this notice and accompanying proxy statement are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.

Sincerely,

Dr. Bennett M. Shapiro
Chairman of the Board of Directors

VASCULAR BIOGENICS LTD.

6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Vascular Biogenics Ltd. (the “Board”), to which we refer as Vascular Biogenics, or the Company, to be voted at an Extraordinary General Meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Wednesday, May 27, 2015, at our offices at 6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of shareholders and the proxy card or voting instruction card are being made available to holders of Vascular Biogenics ordinary shares, on or about April 21, 2015.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Wednesday, April 29, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purpose:

To approve a compensation policy for the directors and other office holders of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposal.

Quorum

On April 21, 2015, we had 19,911,338 ordinary shares issued and outstanding (excluding treasury shares). Each ordinary share outstanding as of the close of business on the record date, Wednesday, April 29, 2015, is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of the proposal.

In addition, the approval of the Proposal requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a person that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. A “personal interest” of a shareholder includes an interest of any person in an action or transaction of the Company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the Company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. The proxy card for the Meeting that is being solicited by our Board is available at the “Investor Relations” portion of our Company’s website, www.vblrx.com. The contents of that website are not a part of this Proxy Statement. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449, or by e-mail to our Company Secretary: ayelet@vblrx.com not later than forty-eight (48) hours before the time fixed for the Meeting on May 27, 2015.

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of the proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

If you have a personal interest in the approval of the Proposal you must so indicate in writing (in the space provided on the proxy card), and you must contact our Company’s General Counsel at +972-3-6346450 or Fax; +972-3-6346449, who will advise you as to how to submit your vote for the proposal.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to a proposal, a broker may not be permitted to instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal.

If as a beneficial owner you believe that you possess a personal interest in the approval of the Proposal, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Wednesday, April 29, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on April 29, 2015, or which appear in the participant listing of a securities depository on that date

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to send your voting proxy directly to the General Counsel of the Company or to vote in person at the Meeting.

Solicitation of Proxies

A form of proxy for use at the Meeting is available at the “Investor Relations” portion of our Company’s website, www.vblrx.com. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Proxies are being distributed to shareholders on or about April 21, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.vblrx.com. The contents of that website are not a part of this Proxy Statement.

THE PROPOSAL

Approval of the Company’s Compensation Policy

Background

Pursuant to the Companies Law, every public Israeli company is required to adopt a compensation policy (the “Compensation Policy”) that sets forth guidelines for the compensation of office holders (as defined in the Companies Law).

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders of a company, including exculpation, insurance, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of a company’s objectives, a company’s business and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, a company’s risk management, size and the nature of its operations. The Companies Law describes what factors have to be considered by, and what principles must be included in, a compensation policy.

Under the Companies Law, the compensation committee of a company’s Board of Directors is responsible for (a) recommending the Compensation Policy to the Board of Directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the Compensation Policy and to the compensation of a Company’s office holders as well as functions previously fulfilled by the audit committee of the Board of Directors with respect to approval of the terms of engagement of office holders. In light of these requirements, our Board of Directors has appointed a compensation committee, and that committee has recommended, and our Board of Directors has approved, a Compensation Policy for the office holders of our Company, in the form attached as Annex A to this Proxy Statement, that covers the matters described in the Companies Law and the regulations promulgated thereunder and that is aimed at balancing between short-term and long-term incentives to the office holders of our Company.

We recommend that our shareholders refer to the Compensation Policy, which is attached as Annex A to this Proxy Statement.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Compensation Policy for the directors and other office holders of Vascular Biogenics Ltd. attached as Annex A to the Proxy Statement, as approved by the Board of Directors of Vascular Biogenics Ltd., be, and hereby is, approved by the shareholders of the Company.”

Required Vote

As described above, the approval of the Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform the Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of the Proposal, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our shareholders has a personal interest in these matters and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the Compensation Policy. If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on the Proposal, you should indicate such personal interest in the space provided on the proxy card, and you should contact our Company’s General Counsel at +972-3-6346450 or Fax; +972-3-6346449, who will advise you as to how to submit your vote for the Proposal. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of the Proposal, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Compensation Policy.

ADDITIONAL INFORMATION

The Company’s Registration Statement, filed on Form F-1 with the SEC on September 30, 2014, the Final Prospectus related thereto and the Company’s annual report, filed on Form 20-F are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.vblrx.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

By order of the Board of Directors:

Or Yehuda, Israel	Dr. Bennett M. Shapiro,
April 21, 2015	Chairman of the Board of Directors

Annex A

March 23rd, 2015

Vascular Biogenics Ltd..

(hereinafter: the “Company”)

Compensation Policy for Company Office Holders

(hereinafter: the “Policy” and/or the “Compensation Policy”)

1.	The Objective of the Document

The objective of this document is to define and describe the Company’s Office Holder Compensation Policy as required by Amendment No. 20 to the Israeli Companies Law – 1999 (hereinafter: “Amendment 20” and the “Companies Law”, respectively).

It is emphasized that this Compensation Policy does not grant rights to the Company’s Office Holders, and the adoption of this Compensation Policy in itself does not grant the right to any Office Holder of the Company to receive any of the compensation components described herein. The compensation amounts and components that an Office Holder will be entitled to receive will be only those that are specifically approved for the Office Holder by the Company’s authorized bodies, and subject to the provisions of any applicable law.

If an Office Holder should receive compensation that is less than the compensation contemplated in this Compensation Policy, this should not be considered a deviation or exception from this policy, and thus shall not require receiving approval of the general shareholders’ meeting that would otherwise be required for approving terms of service and employment that deviate from the Compensation Policy.

The Compensation Policy will apply to compensation approved from the date of adoption of the policy by the Company’s general shareholders’ meeting and onwards.

The masculine form is used in this policy for convenience purposes only, and it refers to both women and men equally.

2.	Definitions

“Office Holder” – Chairman of the Board, Directors, Chief Executive Officer (the “CEO”) and all VP’s that report directly to the CEO.

“VPs” – the Company’s Chief Officers and those performing management functions directly subordinate to the CEO.

“Fixed Component” – payments in respect to employment or services that are provided, that does not depend on variables that are unknown at the time that the payment is determined. This component includes salary, pension, severance pay, annual paid vacation, disability insurance, employer National Insurance contributions, signing bonus and tax gross-ups.

“Variable Component” – payments that depend on variables that are unknown at the time that the payment is determined. This component includes annual bonus, special cash incentives, options and equity-based payments that may be based on factors such as time, or the performance of the individual or the Company

3.	Background

On December 12, 2012, Amendment 20 to the Israeli Companies Law, 5759-1999, which sets forth obligations with respect to the adoption of a Compensation Policy for Office Holders in Israeli public companies or private companies which issued bonds to the public, entered into effect.

Pursuant to the Companies Law, this Compensation Policy will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three-year period commencing as of its adoption by our shareholders.

4.	The Objective of the Compensation Policy

The purpose of the Compensation Policy is to assist in enabling the Company to carry out its work plans and achieving its objectives, in the short and long term, by:

4.1	Creating a reasonable and appropriate set of incentives for the Company’s Office Holders while taking into consideration factors such as the Company’s characteristics, business activity, risk management policy and labor relations.

4.2	Providing the tools necessary for recruiting, motivating and retaining talented and skilled Office Holders in the Company, who will be able to contribute to the Company and maximize its profits over the long term.

4.3	Placing an emphasis on performance-based compensation, and tying the Office Holders to the Company and its performance, by matching the Office Holders’ compensation to their contribution to achieving the Company’s goals and maximizing its profits, from a long-term point of view and taking into consideration of their position.

4.4	Creating an appropriate balance between the various compensation components (such as fixed versus variable compensation components, and short-term versus long-term elements).

The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio between fixed compensation and variable compensation in order to create a performance-based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

5.	Parameters for Examining the Compensation Terms

Presented hereunder are the parameters that will be considered by the Company when examining the compensation terms of the Company’s Office Holders:

5.1	The Office Holder’s education, skills, expertise, professional experience and achievements.

5.2	The Office Holder’s position and level of responsibility and previous employment agreements.

5.3	The Office Holder’s contribution to the Company’s performance, profits and stability.

5.4	The level of responsibility borne by the Office Holder due to his position in the Company.

5.5	The importance to the Company that the Office Holder is retained, considering the Office Holder’s special skills, knowledge and/or expertise.

5.6	The ratio between the Fixed Components and the Variable Components of such compensation terms, and their compatibility with this Compensation Policy.

6.	Ratio between the Office Holders’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s Office Holders, the Compensation committee and the Board of Directors will examine the ratio between the terms of service of each of the Company’s Office Holders, and the average and median cost of employment of the Company’s employees (including contract workers), as well as the effect of these ratios on labor relations in the Company. With respect to the current compensation of the Office Holders, the Compensation Committee and Board of Directors determined that these ratios are reasonable and are not expected to have a negative effect on labor relations at the Company.

7.	The Compensation Terms – General

7.1	The compensation terms proposed for an Office Holder of the Company may be determined with reference to the existing compensation terms of other Company Office Holders, and may take into consideration the compensation terms for Office Holders in similar positions in comparable companies (operating in a similar industry, with similar financial performance and market capitalization).

7.2	The Company will be permitted to grant to Office Holders a compensation plan that includes a salary and related benefits, commissions (for Office Holders filling certain positions), an annual cash bonus and/or equity-based payment.

7.3	Furthermore, the Company may provide arrangements for the termination of employment relations, which may take into account accepted industry practice and the Company’s customary practices on this matter as detailed in Paragraph 8 hereunder.

8.	The Fixed Component

8.1	Base Salary

8.1.1	The Base salary[1] consists of fixed compensation, the purpose of which is to compensate the Office Holder for performing his position in the Company, and for carrying out the ongoing duties required by his role.

The Base Salary of the Office Holder will be determined in the negotiations regarding his employment with the Company, according to the parameters detailed in paragraphs 4 and 5 above. This Base salary might take into consideration the existing salary terms of other Company Office Holders, as well as reference to accepted salary terms in the market and industry for Office Holders holding similar positions in comparable companies.

8.1.2	In this document, the term “Salary Cost” refer to the Company’s cost of employment with regards to the Fixed Component, including related benefits as mentioned in Paragraph 8.2, including any tax or other deductions required of the Company in connection with the employment, and excluding accounting provisions in respect of past commitments and VAT.

8.2	Related Benefits

The CEO and VPs will be entitled to social benefits as provided under law. In addition, their salary package may include additional benefits, such as a car (including grossing up the associated tax), annual paid vacation which is longer than the minimum allowance set forth in the law, private health insurance, etc. These benefits will be as accepted by the Company on the date of approving the Compensation Policy, and may be examined from time to time and be adjusted by the Compensation Committee subject to such approvals required by law.

9.	Termination Payments

9.1	Advance Notice

9.1.1	The advance notice period for termination of employment of the CEO and VPs will be determined on an individual basis with each Office Holder, with reference to the parameters detailed in Paragraph 5 above, and to the advance notice period prescribed in employment agreements of the other Office Holders, as well as the advance notice periods accepted in the market and industry for Office Holders with similar positions.

9.1.2	In any event, the advance notice period of the CEO and the VPs shall not exceed 9 and 6 months, respectively.

9.1.3	During the advance notice period, the Office Holder will be entitled to full compensation, including benefits, and will be required to continue work, at the discretion of the Company. The Company may waive an Office Holder’s services during the advance notice period, and pay the officer in lieu thereof, including the value of the associated benefits.

[1]	Base Salary - as relating to an Office Holder who is an employee of the Company is the gross base salary without any gross ups, grants, social and/or related benefits or any other grant/payment, and as relating to an Office Holder who provides services to the Company for management fees – 70% of the monthly amount paid to that executive against an invoice, as applicable.

9.2	Adaption Period Payment and Change of Control Grant

9.2.1	Should the Compensation Committee and the Board of Directors elect to make an adaption period payment to a departing Officer (beyond the contractual advance notice period), such payment shall not exceed 6 months to the CEO and VPs. The adaptation period payment will be discussed by the Compensation Committee, which will provide its recommendation to the Board of Directors.

In determining an adaptation period payment, both the Compensation Committee and the Board of Directors will consider, among other factors, the Office Holder’s employment period, the Company’s performance throughout the terms of the Office Holder’s employment and the Office Holder’s contribution to the Company’s performance.

9.2.2	The Company may provide an additional payment of up to 9 times the monthly Base salaries to the CEO and 6 times the monthly Base salaries to the VPs in the event their employment is terminated during the first year following a pre-defined change of control event, including in the event of voluntarily termination.

10.	The Variable Component

10.1	Annual Cash bonus (hereinafter: “Bonus”)

10.1.1	The Company is permitted to grant a Bonus to the CEO and VPs as part of their compensation package.

10.1.2	The entitlement to a Bonus will be determined as follows: (i) according to measureable criteria (hereinafter: the “Measureable Bonus”) and qualitative criteria (hereinafter: the “Discretionary Component”).

10.1.3	CEO or VPs who have worked for less than one full calendar year, but at least 4 months during the calendar year, will be entitled to a proportionate Bonus according to his or her period of employment during that calendar year, insofar as he or she is entitled to a Bonus.

10.1.4	The Measurable Bonus shall be composed of general measureable parameters based on the Company’s performance (hereinafter: the “Company Parameters”) and specific measureable parameters tailored for the CEO and each of VPs of the Company (hereinafter: the “Specific Parameters”).

The weight of the Company Parameters will be at least 40% out of the total Measurable Bonus and may include, among others, the timely meeting of preset development milestones related to preclinical development, clinical trials, business development, revenues and budget/cash flow targets.

10.1.6	The CEO will determined the specific parameters for the VPs and the Chairman of the Board will determined the specific parameters for the CEO. These parameters are subject to the approval of the Compensation Committee.

10.1.7	The Company Parameters and the Specific Parameters and the weighting of each parameter for each of the relevant Office Holders will be determined for each applicable year, at the beginning of the year and not later than March 31st of each year. These parameters will be based the Company strategic business plan objectives, and each Office Holder main responsibilities and contribution for achieving this objectives during the following year.

10.1.8	The Bonus of the CEO and each VP may include a Discretionary Component of up to 20% of their maximum Bonus amounts, as described in section 10.1.9. The Compensation Committee will determined the Discretionary Component, taking into consideration each Office Holder performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect of this component will include, among other factors:

•	The Office Holder’s superior’s evaluation regarding his personal contribution to the Company’s performance and achievement of its objectives.

•	The Office Holder’s superior’s evaluation regarding the Office Holder’s performance.

•	A material change in the Office Holder’s duties.

•	Compliance with internal procedures, legal and/or regulatory objectives.

•	The Office Holder’s level of responsibility.

Maximum Bonus Amounts

10.1.9	The maximum Bonus (Measurable and Discretionary) to the CEO and each VP shall not exceed 9 times their monthly Salary Cost.

Bonus Adjustments

10.1.10	The Company’s Board of Directors (following the Compensation Committee’s recommendation) has the authority to reduce the variable cash compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.

Repayment of Compensation Granted on the Basis of Incorrect Financial Information (Clawback)

10.1.11	An Office Holder will be required to return to the Company any surplus amounts that he was paid as part of his employment terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements during 3 years following the approval of the annual bonus by the authorized bodies.

The authorized bodies shall decide upon the timing, form and terms of such a repayment. It is clarified that a restatement following a change in an accounting policy or the first time adoption of an accounting policy shall not result in the Company demanding from the Office Holder to return bonus amounts that were paid.

10.1.12	The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the Office Holder and the amount that would have been received according to the amended data in the Company’s restated financial statements.

10.2	Equity-Based Payment

10.2.1	The Company reserves the right to grant restricted shares, options to ordinary shares and any other type of share-based payment (hereinafter: “Equity-Based Payment”), according to the equity compensation plans that were and will be adopted from time to time, and subject to any relevant law.

10.2.2	The Company’s Office Holders who are Israeli citizens may be granted options to purchase its shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time.

10.2.3	A period of at least 3 years from the grant date will be required until the full vesting of Equity-Based Payment granted to an Office Holder (excluding Equity-Based Payment that includes performance-based vesting).

10.2.4	The accumulated annual benefits in respect of Equity-Based Payments will be subject to the ceilings described hereunder (for this purpose the “Annual Benefit” will not be defined according to accounting standards, but will be the result obtained from dividing the economic value of the Equity-Based Payment on its grant date by the number of years required for the Equity-Based Payment to fully vest2):

•	The Company’s Chairman of the Board: the accumulated Annual Equity-Based Benefits shall not exceed US $1,000,000 in any given year.

•	The CEO: the accumulated Annual Equity-Based Benefits shall not exceed 18 times the monthly Salary Cost in any given year.

•	VPs: the accumulated Annual Equity-Based Benefits Payments shall not exceed 9 times the monthly Salary Cost in any given year.

•	Directors (other than the Chairman of the Board): the accumulated Annual Equity-Based Benefits Payment shall not exceed US $500,000 in any given year.

Determination of the Annual Benefit of Equity-Based Payment shall be made disregarding any Equity-Based Payment granted prior to the adoption of the Compensation Policy.

10.2.5	Sign-On Equity-Based Payment - The Company reserves the right to grant an additional Equity-Based Payment for a newly-hired Office Holders that shall not exceed an Annual Benefit of US $500,000, contingent upon his working with the Company for at least 3 years from the grant date.

[2]	Without taking into consideration the accounting reduction for anticipated turnover rates.

10.2.6	The Company has the right to define other specific performance terms (other than service period) in relation to the Equity-Based Payment for each Office Holder, including specific performance-based vesting conditions (without defining specific service period).

10.2.7	Additional terms including eligibility upon termination, eligibility for accelerated vesting upon pre-defined events such as M&A or change of control events, adjustments for cash dividends, stock split, etc., will be consistent with the definitions of the equity-based compensation plans that were or will be adopted by the Company, with reference to the accepted terms in the market with regard to these plans.

11.	Ratio between the Fixed Compensation Components and the Variable Components[3]

11.1	The Company’s Chairman of the Board

The ratio between the variable components and the fixed component shall not exceed 900%.

11.2	The Company’s CEO

The ratio between the variable components and the fixed component shall not exceed 200%.

11.3	VPs

The ratio between the variable components and the fixed component shall not exceed 150%

For the avoidance of doubt, the aforementioned ratios are subject to the maximum Bonus and Equity-Based Payments as described on sections 10.1.10 and 10.2.4.

12.	Directors’ Compensation (Other than the Company’s Chairman of the Board)

12.1	The compensation of the Company’s external directors and independent directors (as defined by Israeli law) will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) – 2000 (hereinafter: “the Compensation Regulations”), and shall not exceed the maximum compensation permitted under the Compensation Regulations, taking into account their designation as financial experts.

12.2	Other directors may be entitled to compensation composed of an annual fee and meeting participation fees, as well as an equity-based payment.

While determining compensation for such directors, the Compensation Committee shall consider, among other factors, parameters which are deemed to be necessary in order to attract and retain directors with the level of skill and experience required.

12.3	Compensation to directors who are employed in another position in the Company shall be determined in accordance with the Company’s customary compensation for similar positions, subject to the provisions of this Policy.

[3]	Excluding the value of the Sign-On Equity-Based Payment.

13.	Release, Indemnification and Insurance of Office Holders

13.1	Insurance of Directors and Office Holders

Directors and Office Holders will be covered by a directors and officers liability insurance policy that will be acquired and maintained by the Company according to the provisions of the law from time to time. The terms of the policy shall provide for coverage of up to US$30 million (per claim and in the aggregate), provided that the annual premium shall not exceed US $250,000. Such insurance coverage may include Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage following a termination of service or employment.

13.2	Release and Indemnification Letters to Directors and Office Holders

The Company may provide release and indemnification letters to the directors and Office Holders according to the version approved from time to time by the authorized bodies of the Company, to the fullest extent permitted by applicable law.